

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 28, 2019

Jacob E. Comer
Cipher Technologies Management LP
600 Steamboat Road
Greenwich, CT 06830

Re: Cipher Technologies Bitcoin Fund
Registration Statement on Form N-2
Filed May 13, 2019
File No. 811-23443

Dear Mr. Comer:

We received the above-referenced registration statement for a proposed closed-end interval fund (the "proposed fund") and your response to the SEC staff's letter on Engaging on Fund Innovation and Cryptocurrency-related Holdings (Jan. 18, 2018) ("Staff Letter")[1] on Monday, May 13, 2019, following your meeting with the staff on Friday, May 10, 2019 ("May 10 Meeting"). Disclosure in the registration statement indicates that the proposed fund will invest substantially all of its assets in bitcoins, engage in loans of portfolio bitcoins, write covered calls on portfolio bitcoins and utilize bitcoin futures contracts. At our May 10 Meeting, we requested that you engage on the significant legal and investor protection issues outlined in the Staff Letter prior to filing a registration statement, especially given that they involve substantive regulatory requirements and investor protection concerns that should be resolved before initiating the disclosure review process.

As a threshold matter, based on the proposed fund's investment strategy and anticipated holdings, it is unclear whether the proposed fund would meet the definition of an investment company, and therefore whether the proposed fund is registering appropriately under the Investment Company Act of 1940 ("Investment Company Act"). Therefore, in the first instance, the proposed fund should provide an analysis of whether and how it will meet the definition of an investment company.[2]

If the proposed fund is able to establish its status as an investment company, there then remain a number of open questions relating to how a fund investing substantially in cryptocurrency and

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1 Available at https://www.sec.gov/investment/fund-innovation-cryptocurrency-related-holdings.

2 See section 3(a)(1) of the Investment Company Act regarding the definition of "investment company."

related products can satisfy the substantive requirements under the Investment Company Act. Your response to the Staff Letter does not satisfactorily address these significant legal and investor protection issues, particularly with respect to valuation, custody and potential manipulation in the bitcoin market.

In addition, based on a preliminary review and given the predicate need to resolve the issues identified above, the proposed fund's registration statement appears to fail in material respects to comply with the disclosure requirements of the securities laws and Form N-2. This is the case, in particular, in the registration statement's discussion of investment company status, the discussion of custody of fund assets and related risks, as well as other issues identified in the Staff Letter. Until the issues identified above are resolved, the staff will not perform a detailed review of the registration statement, will not issue any comments, and will not recommend acceleration of the effective date of the registration statement in its present form. Should the proposed fund's registration statement become effective in its present form pursuant to section 8(a) of the Securities Act of 1933, we would consider what recommendation to make to the Commission.

As stated in the Staff Letter, until the significant legal and investor protection issues identified in the Staff Letter can be addressed satisfactorily, we do not believe that it is appropriate for fund sponsors to initiate registration of a fund having the proposed fund's investment strategy and anticipated holdings. We have asked sponsors that have filed registration statements for similar products to withdraw them. Accordingly, we reiterate our request that you withdraw the registration statement for the proposed fund at this time. We are committed to working with you to address the unresolved issues in the proper course, as we are with other fund sponsors interested in engaging on innovation with respect to funds seeking to invest substantially in cryptocurrency and related products.

Sincerely,

/s/ Brent J. Fields

Brent J. Fields
Associate Director
Disclosure Review and Accounting Office

cc: John Loder
Ropes & Gray LLP

Dalia Blass
Director

Sumeera Younis
Branch Chief